April 15, 2022

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Treasure Global Inc.

Draft Registration Statement on Form S-1

Submitted on March 23, 2022

CIK No. 0001905956

Dear Staff:

On behalf of Treasure Global Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in its letter dated as of April 11, 2022 with respect to Amendment No. 1 to the Company’s Draft Registration Statement on Form S-1 filed submitted to the SEC by the Company on March 23, 2022 (“DRS/A”). For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses.

Draft Registration Statement on Form S-1 Submitted on January 26, 2022

Capitalization, page 42

1.	We note your response to comment 5. Please revise your capitalization table to only show accounts related to indebtedness and stockholders' deficit. In addition, revise the pro forma column to include the issuances of shares related to the conversions of debt and anti-dilution agreements.

The Company has revised the DRS/A to only show accounts related to indebtedness and stockholders’ deficit, but as discussed with the Staff has retained the cash account. The Company will include all of the share issuances subsequent to December 31, 2021, other than the issuance of the IPO shares in the pro forma column and only include the impact of the issuance of the IPO shares in the pro forma, as adjusted column. As a result, footnote 1 to the Capitalization table has been move to the pro forma column. In addition, because the conversion price of the amounts due under the Tophill Loan Agreement is based on the 80% of the initial public offering price, the Company is unable to complete the number in the pro forma column until an assumed offering price is determined and disclosed in the Form S-1. As a result, in addition to the pro forma, as adjusted column, the Company has left the pro forma column as a placeholder until the assumed initial public offering price has been included in the Form S-1

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at (646) 876-0618.

Sincerely,

Jeffrey P. Wofford
Carmel, Milazzo & Feil LLP